SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         WPCS INTERNATIONAL INCORPORATED
        -----------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   719147 10 0
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                  Andrew Hromyk
                         Century Capital Management Ltd.
                         Suite 1650 - 200 Burrard Street
                       Vancouver, British Columbia V6C 3L6
                                 (604) 689-3355
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 24, 2002
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7(b) for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.     719147 10 0



1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

      Century Capital Management Ltd.


2) Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
      (b)


3) SEC Use Only


4) Sources of Funds (See Instructions): PF


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6) Citizenship or Place of Organization: British Columbia, Canada

Number of         (7)       Sole Voting Power:                 388,888
Shares Bene-
ficially          (8)       Shared Voting Power                  -0-
Owned by
Each Report-      (9)       Sole Dispositive Power:            388,888
ing Person
With              (10)      Shared Dispositive Power             -0-

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

      388,888


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13) Percent of Class Represented by Amount in Row  (11):

            4.3%

14) Type of Reporting Person (See Instructions):   CO

Item 1.   Security and Issuer

     This statement relates to the common stock, $0.0001 par value ("Common Stock") of WPCS International Incorporated (the "Issuer"). The principal executive offices of the Issuer are presently located at 140 South Village Avenue, Suite 20, Exton, PA 19341.

Item 2.   Identity and Background

     (a) - (c) Century Capital Management, Ltd. is a British Columbia corporation and is the record owner of 388,888 shares of the Issuer's common stock. The address of Century Capital Management Ltd. is Suite 1650, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6. Andrew Hromyk is the sole officer, director and shareholder of Century Capital Management Ltd.

     Mr. Hromyk is a citizen of Canada and his principal business address is Suite 1650, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

     (d) None of the entities or person identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Hromyk is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration

     Effective May 24, 2002 Century Capital Management Ltd. returned 500,000 shares to Treasury pursuant to an Agreement and Plan of Merger dated May 17, 2002 among the Issuer, WPCS Holdings Inc., a Delaware corporation ("Holdings"), WPCS Acquisition Corp., a Delaware corporation ("Acquisitions") and Andy Hidalgo.

Item 4.   Purpose of Transaction

     The purpose of the transaction was as follows: (i) the Issuer acquiring ownership of Holdings, (ii) Holdings merging into Acquisitions, a wholly-owned subsidiary of the Issuer, (iii) Acquisitions carrying on the business of Holdings, and (iv) replacement of the Director and Officer of the Issuer.

     Century Capital Management Ltd. has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     As of May 24, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

     The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

A. Agreement and Plan of Merger, dated May 17, 2002, among the Issuer, WPCS Holdings Inc., WPCS Acquisition Corp., and Andy Hidalgo. **

        ** previously filed as an Exhibit to the Company's Current Report on Form 8-K dated June 7, 2002


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2002

CENTURY CAPITAL MANAGEMENT LTD.


Per:     "Andrew Hromyk"
         Andrew Hromyk, President